February 5, 2016

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tia L. Jenkins

Re:	Sorrento Therapeutics, Inc.

Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed November 16, 2015
File No. 001-36150

Dear Ms. Jenkins:

This letter sets forth the response of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2015 ("Comment Letter") and orally on January 28, 2016 concerning the Company’s Form 10-Q filed on November 16, 2015 and Form 8-K filed on May 15, 2015 (collectively, the “Filings”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 10-Q for the Quarter Ended September 30, 2015

Note 5 – Sale of IgDraSol, page 13

1.

We note that you sold IgDraSol, Inc. on July 8, 2015 and understand that you have not presented the disposal as a discontinued operation because the sale did not represent a strategic shift in your operations.  Please disclose the pre-tax profit or loss of this component for the period in which it was disposed and for all prior periods that are presented in the statement of operations to comply with ASC 360-10-50-3A(a) or tell us why you believe this guidance does not apply to you.

As discussed with the Staff, we will provide the disclosure regarding the pre-tax loss from IgDraSol, Inc. in the Company’s Form 10-K for the year ended December 31, 2015.

2.

We note that you filed a Form 8-K on May 15, 2015 to report the sale of IgDraSol, Inc. however you did not provide pro forma information related to this disposition.  Please provide pro forma financial information in accordance with Article 11 of Regulation S-X for the transaction or tell us why you believe this information is not required.  Refer to Item 2.01 of Form 8-K and Rule 11-01(b)(2) of Regulation S-X.

As discussed with the Staff, the Company will concurrently with the filing of this response letter file a Form 8-K/A with the SEC which will provide the pro forma information related to the IgDraSol, Inc. sale.

In connection with our response to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.
Please contact me if you have any questions or comments.

Sincerely yours,

/s/ Dr. Henry Ji, CEO

cc: George Ng, Chief Legal Counsel
Douglas Langston, Vice President of Finance

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